NAME OF REGISTRANT:   WPX Energy (WPX)
NAME OF PERSON RELYING ON EXEMPTION:  Green Century Capital Management
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Rationale to vote FOR
Proposal No. 6 on WPX Energy 2015 Proxy Statement
Disclose Adverse Impacts of Hydraulic Fracturing Operations and Efforts to Minimize Those Impacts

WPX Energy Fails to Disclose Quantitative Risk Metrics Associated with Hydraulic Fracturing

Hydraulic fracturing operations pose significant environmental and social impacts and risks, leading to financial risks for companies. Shareholder proposals requesting enhanced reporting from companies on how they are managing these risks continue to earn support from 28-40% of shareholders, indicating sustained concern from a sizeable bloc of shareholders about the inadequacy of existing company risk management disclosures. Currently, WPX Energy (WPX) is not providing investors with the metrics necessary to assess the risks and impacts associated with the company’s hydraulic fracturing operations. WPX ranked near the bottom of the industry in a recent scorecard benchmarking companies on disclosures of risks and environmental management associated with their hydraulic fracturing operations. Furthermore, WPX has never accepted invitations from the proponents of this shareholder resolution to engage in dialogue on these issues, illustrative of lack of attentiveness and accountability from the company on these controversial issues. This memo contextualizes the issue of concern, and outlines specific key areas of inadequate disclosure by WPX.

Shareholders are being asked to vote FOR a report on the results—via quantitative indicators—of company procedures and practices, above and beyond regulatory requirements, to minimize the potential adverse impacts on the environment and communities from the company’s hydraulic fracturing operations.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event.  Green Century Capital Management urges shareholders to vote for Item number 6 following the instruction provided on the management’s proxy mailing.

Rationale for a Yes Vote:

1.	Hydraulic fracturing operations pose significant environmental and social risks, leading to increased financial risks to shareholders.
2.	Public and investor expectations for disclosure of relevant metrics regarding company risk management practices are rising.
3.
WPX does not provide investors with relevant metrics necessary to assess the company’s exposure to risks associated with the negative impacts of hydraulic fracturing operations and whether the company is effectively mitigating those risks.

Summary

Hydraulic fracturing uses millions of gallons of water mixed with thousands of gallons of toxic chemicals to extract natural gas from underground shale formations. Proponents believe that WPX is exposed to significant risks associated with the potential adverse impacts of its hydraulic fracturing operations on water, air, and local communities.

Consequently, the resolved clause asks WPX’s board to report on the results of company policies and practices, above and beyond regulatory requirements, to minimize potential adverse impacts on the environment and communities from hydraulic fracturing operations. The supporting statement suggests relevant key performance indicators, and that reporting be done by geographic region (such as per ‘shale play’), where relevant, because so many impacts, especially those related to water quantity and quality, are regional in nature.

The supporting statement suggests reporting on 5 key performance indicators:

•	Methane leakage as a percentage of total production;
•	Quantity of fresh water and recycled water used for shale operations by region, including source;
•	Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
•	Goals and quantitative reports on progress to reduce toxicity of drilling fluids;
•	A systemic approach for aggregating and internally reporting community concern statistics to management.

At present, WPX’s disclosure is limited to reporting broad company policies and narrative anecdotal descriptions of company risk management practices, but provides little or no quantitative reporting on requested key performance indicators. In WPX’s statement of opposition, it states that proposed special reports would do nothing meaningful to benefit its stockholders or the communities where it operates. However, given the general nature of WPX’s disclosures, currently investors cannot meaningfully evaluate company progress in minimizing the impacts and risks of its hydraulic fracturing operations on air, water, and local communities.

Rationale point 1: Hydraulic fracturing results in significant environmental and social risks and impacts, which increase financial risks to shareholders

Hydraulic fracturing operations typically use millions of gallons of water per well, require careful transport and storage of thousands of gallons of chemicals, produce large volumes of waste water, and create greenhouse gases and other air emissions. These industrial operations also have significant social impacts on communities and the regions in which they operate. They can impair health, damage roads, create significant traffic congestion, increase burdens on emergency services, and reduce the availability of affordable housing, among other impacts.

As a result of the environmental and social impacts and risks of fracturing operations, companies face an abundance of regulatory, reputational, and litigation risks. Governments – from local towns to nation-states – have enacted bans and moratoria on hydraulic fracturing operations.1 Such actions represent rejection of companies’ “social license to operate” and can result in significant negative impacts to a company’s bottom line due to loss of revenue.

Consequently, investors and the public are seeking increased evidence via transparent and quantitative disclosure that companies are adopting best practices for managing the risks associated with hydraulic fracturing operations. Some companies may, in fact, be implementing best practices on a broad scale, however, absent specific and quantitative disclosure, investors and the public are left in the dark about these efforts.

Rationale point 2: Public and investor expectations for disclosure of relevant metrics regarding company risk management practices are rising

As the industry faces increased scrutiny, a commitment to transparency is crucial for companies seeking to address the array of concerns regarding the risks and impacts of hydraulic fracturing on local communities, public health, and the environment. Prominent government agencies, relevant industry bodies,2and investors have recognized the need for the industry to transparently demonstrate a commitment to implementing best risk management practices.  (See Appendix for details on shifting public and government expectations.)  Transparency requires full disclosure of steps being taken to minimize risks, acknowledgement of challenges and failures, and clearly communicated progress to continually improve operations. In WPX’s statement of opposition, the company comments that it “regularly publishe[s] information about how it mitigate[s] regulatory, legal, reputational and financial risks in various communications and regulatory filings.” Despite the company’s disclosures in regulatory filings, its disclosures lack the environmental metrics suggested by the proposal as relevant to the company's business.

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1 On Quebec’s moratorium, see http://www.cbc.ca/news/business/story/2012/11/23/fracking-ban-nafta-lawsuit.html. On Bulgaria’s, see http://www.shalegas-europe.eu/en/index.php/resources/shale-opportunities-in-europe/bulgaria. On France's, see http://www.shalegas-europe.eu/en/index.php/resources/shale-opportunities-in-europe/france. On the Delaware River Basin Commission's de facto moratorium, see http://stateimpact.npr.org/pennsylvania/tag/drbc/. On New York’s State’s ban, see http://www.huffingtonpost.com/news/new-york-fracking-ban/; http://www.reuters.com/article/2014/12/17/us-energy-fracking-newyork-idUSKBN0JV29Z20141217.
2 The Appalachian Shale Recommended Practices Group (ASRPG) and the Center for Sustainable Shale Development (CSSD) are two examples of prominent multi-company consortia that have been formed to encourage wide-spread adoption of best practices within the industry. See www.asrpg.org and www.sustainableshale.org.

Investors, in particular, require relevant rigorous disclosure on key performance indicators in order to compare company risk and performance, and make informed investment decisions. This is the sixth year investors are engaging companies to raise concerns regarding the negative impacts of hydraulic fracturing operations. Proposals have consistently received remarkably high votes—averaging over 28% since initial proposals were filed in 2009. These high votes send a clear message to the entire sector that investors need more specific, relevant disclosure as to how companies are managing the risks and impacts associated with their operations.

As public expectations for company disclosure and transparency rise, the proponents are concerned that investment value may be undermined by company policies and practices that lag public and regulatory expectations for environmental protection. In the absence of meaningful disclosure, investors and the public have no way of weighing the risks against the rewards hydraulic fracturing operations present to various companies.

Rationale point 3: WPX does not provide investors with relevant metrics necessary to assess the company’s exposure to risks associated with the impacts of hydraulic fracturing operations and whether the company is effectively mitigating those risks.

Proponents believe that WPX is exposed to significant risks associated with the impacts of its hydraulic fracturing operations on air, water, and communities. In a report titled Disclosing the Facts 2014: Transparency and Risk in Hydraulic Fracturing Operations which benchmarks 30 companies engaged in hydraulic fracturing against investor expectations for disclosure of best practices and relevant risk management metrics, WPX received 3 out of 35 points—in the bottom 20% of all companies ranked. WPX’s score did not improve from the 2013 version of the report.

Consequently, proponents are formally requesting through the proposal that WPX report via quantitative indicators, and on a regional basis where relevant, on the results of company policies and practices. These policies and practices should go above and beyond regulatory requirements where necessary to minimize the adverse environmental and community impacts from WPX’s hydraulic fracturing operations.

The supporting statement suggests reporting on metrics for 5 key performance indicators on a regional basis: methane leakage, fresh water and recycled water used , goals to eliminate open pits for storage of drilling fluid and flowback water,  goals  and quantitative progress to reduce toxicity of drilling fluids,  and a  systematic internal approach for aggregating and reporting community concerns.

The following analysis serves to benchmark WPX’s current reporting against that requested in the proposal.

Gap Analysis of WPX Reporting

1.	Management of methane leakage and venting from hydraulic fracturing operations

WPX is currently not disclosing methane leakage as a percentage of total production, a best practice that is formally requested in the proponent’s proposal.  Moreover, WPX does not have disclosures associated with its approach to manage methane leakage and venting from its operations, other than to acknowledge the expectation that regulators may impose further requirements to restrict or measure its methane leakage.

Methane leakage is a growing concern because it is an extremely potent greenhouse gas. On a pound-for-pound basis, methane’s climate impact is 86 times greater than that of carbon dioxide over a 20-year period.3 The Environmental Defense Fund commissioned technical consulting firm ICF International to analyze the economics of methane reduction opportunities. The study demonstrates that the oil and gas industry is capable of significantly and cost-effectively reducing methane emissions using currently available technology and practices. Best practices include using infrared cameras to detect leaks, although detection methods vary across the industry.4

Shareholders have become increasingly concerned about the potential financial and regulatory risks to companies for failure to disclose and report on their methane leakage. In January 2015, the Obama Administration announced that it will use its executive authority to impose new regulations on the oil and gas industry’s methane emissions from new and modified oil and gas wells, pipelines, and valves over the next decade. Companies that fail to track, monitor, and manage the risks associated with their methane leakage, in anticipation of regulatory requirements, may be exposed to key competitive and regulatory risks.

Colorado became the first state to approve new regulations on methane emissions from oil and gas operations. Anadarko Petroleum Corporation, Noble Energy, and Encana Corporation—all of which have significant operations in the state—came forward with the idea and worked with the Environmental Defense Fund to craft the new regulations adopted by state regulators.5

2.	Quantity of fresh water and recycled water used for shale operations by region, including source

Proponents believe that WPX is exposed to significant risks associated with its impacts on limited water availability, and contend that WPX fails to disclose relevant metrics regarding its risk management practices.

WPX’s disclosure regarding water management is built on narrative descriptions that fail to provide sufficient quantitative metrics to assess the effectiveness of company policies and practices in mitigating water-related risks. For example, WPX states in response to water recycling how “[It] support[s] the reuse and recycling of water used in oil and gas operations where possible.”6  It also reports that in “the Piceance Basin, it recycles nearly 100 percent of water.” However, the company is silent on the extent of recycling in its other two large operational areas, the Williston Basin in North Dakota and the San Juan Basin in New Mexico. WPX also failed to report to the CDP water project in 2013 and 2014.

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3 “Climate Change 2013: The Physical Science Basis” Intergovernmental Panel on Climate Change, page 714, http://www.climatechange2013.org/images/report/WG1AR5_ALL_FINAL.pdf
4 See “ICF’s “Economic Analysis of Methane Emission Reduction Opportunities in the U.S. Onshore Oil and Natural Gas Industries” http://www.edf.org/sites/default/files/methane_cost_curve_report.pdf
5 Colorado First State to Clamp Down on Fracking Methane Pollution” http://www.bloomberg.com/news/articles/2014-02-24/colorado-first-state-to-clamp-down-on-fracking-methane-pollution
6 WPX website, “Water” http://www.wpxenergy.com/environment/water.aspx

Peer comparison:

In contrast, EQT Corporation discloses quantitative goals and progress for managing its water impacts. In its 2014 corporate sustainability report, EQT indicates it has a goal of collecting nearly 100% of flow back water and reusing it for fracking new wells, and reports quantitative progress annually. EQT also lists total fresh water withdrawals quantitatively by source (surface water, groundwater, municipal water, etc.), and also indicates the volume of produced water generated, and percentages either reused or disposed of in deep injection wells for each of the four states where it operates.7 In contrast to WPX, investors are able to use such metrics to objectively assess EQT’s risk exposure and risk management practices relating to impacts on local water sources.

3.	Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress

WPX fails to disclose key performance indicators relating to managing the risks to surface and groundwater quality associated with wastewater disposal.

Proper disposal and storage of wastewater is critical for protecting surface and groundwater quality. Unfortunately, wastewater is often stored in open-air, lined earthen pits—a practice identified by a cross-section of experts as having a particularly high risk for water contamination due to the increased likelihood of leaks and over-flows.8 A best practice to minimize instances of leaks and associated water contamination is containing wastewater in closed, above-ground storage tanks. Closed tanks can also mitigate risks to air quality, as toxic chemical vapors can escape to the atmosphere when waste water is stored in open surface pits, potentially posing local and regional air quality risks.

The practice of phasing out open pits in favor of closed tanks is called for in the Center for Sustainable Shale Development’s performance standards, and required by Illinois’ new regulations.9 Proponents believe this to portend potential regulatory tightening elsewhere, and consequently urge companies to disclose current waste management practices and progress in implementing closed-loop systems.

In contrast to peers, WPX’s current disclosure regarding its wastewater storage practices is not directly reported.

Peer comparison:

In contrast, Encana reports that it is moving to a closed-loop water management system across all of its shale plays and has committed to avoiding construction of any new drilling or flowback pits on pad sites.10 Encana discloses its progress in rolling out these best practices by reporting that, in the South Piceance Basin, it launched an effort to close approximately 180 historic and active pits containing drill cuttings and completion flowback water, the last of which were closed in early 2011.

4.	Goals and quantitative reports on progress to reduce toxicity of drilling fluids

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7 http://www.eqt.com/docs/pdf/2014%20EQT%20CSR%20Report.pdf, page 15.
8 See Resources for the Future, “Pathways to Dialogue: What the Experts Say About the Environmental Risks of Shale Gas Development: Overview of Key Findings” (2013), http://www.rff.org/Documents/RFF-Rpt-PathwaystoDialogue_Overview.pdf, page 6
9 Illinois Hydraulic Fracturing Regulatory Act, Section 1-75(c)(1)
10 See http://www.encana.com/news-stories/our-stories/environment-caring-about-water-in-colorado.html

WPX fails to disclose metrics of progress in minimizing toxicity of its drilling fluids, a key performance indicator for managing the risks of ground and water contamination associated with the chemicals used in hydraulic fracturing fluids.

Hydraulic fracturing uses millions of gallons of water mixed with thousands of gallons of toxic chemicals to extract natural gas from underground shale formations. The toxicity of chemicals used for drilling and fracturing wells, especially those used for fracturing, has been the subject of considerable public debate due to their potential to contaminate ground and surface water. Managing chemical-related risks can be one of the most important steps a company takes to maintain its social license to operate, reduce its impacts on communities and the environment, and protect its bottom line.

In contrast to peers, WPX fails to report specific metrics for reducing the toxicity of its fracturing fluids. Current disclosure is limited to a generally stated goal: “The mixture we use is 99.5% water and sand. That other half percent is what is needed to make sure the water and sand get to where they need to go.” Even though the company voluntary discloses its chemicals used in its shale operations to www.fracFocus.org, WPX does not disclose metrics for reducing the toxicity of its fracturing fluids.

Peer comparison:

In contrast, Chevron reports quantitatively on its reduction in chemical use noting, for example, that in its operations in the Marcellus Shale, it has reduced use of MSDS-listed chemicals by 77%, from 31 chemicals to 7.11

Suppliers of fracturing fluids, such as Baker-Hughes and Halliburton, have developed scoring systems by which they rank the toxicity of their products. Baker-Hughes, for example, has used these to report its progress in toxicity reduction efforts.12 Encana and Anadarko also employ toxicity tracking and reduction efforts such as a scoring system for drilling fluids and fracking additives, and a tool for improving the profile of fracking fluids, respectively.

Proponents request that WPX disclose goals and quantitative reporting on progress towards reducing the toxicity of its drilling fluids.

5.	A systemic approach for aggregating and internally reporting community concern statistics to management

Unaddressed concerns from local communities in which a company operates are a leading driver of bans and moratoria on hydraulic fracturing. WPX does not systemically track and report on community concern statistics upward to management, and instead, relies on sweeping statements such as “WPX is committed to being an exceptional neighbor and caring for the environment in each of the communities we are a part of.” Given that WPX has failed to respond to invitations to engage with its own investors regarding concerns about the risks and impacts of the company’s hydraulic fracturing operations, shareholders have good cause to be concerned about WPX’s broader procedures for engaging with other stakeholders on these issues.

Investors require more specific and quantitative reporting on community concern statistics to assess the risks facing a company’s social license to operate in the communities of which it is a part.
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11 Chevron, “Partnering in the Marcellus”, http://www.chevron.com/documents/pdf/PartneringMarcellus.pdf. Material Safety Data Sheets (“MSDS”) are produced pursuant to U.S. Occupational Safety and Health Administration (OSHA) guidelines and are intended to inform workers of potentially harmful substances handled in the workplace.
12 https://www.greenbiz.com/blog/2012/09/21/5-ways-clean-frackings-chemical-act?page=0%2C1

Peer comparison:

BHP Billiton, in contrast, reports that “[c]ommunity concerns and complaints are acknowledged, documented, investigated, and resolved, and reported back to the complainant in each of our shale play operations.”

In this way, the company clearly identifies the process for grievances and complaints with regard to community engagement. BHP tracks all community complaints in a global database system, enabling local concerns to be aggregated and communicated upward to petroleum leadership, including the President.13

CONCLUSION

Disclosure of key risks and best management practices is critical – as it is the primary vehicle by which investors gain insight into the extent to which companies are best minimizing risks and simultaneously realizing key benefits. Risk management policies are most meaningful to investors when accompanied by data disclosing their effectiveness. WPX fails to provide investors with the metrics necessary to evaluate how the company is managing the risks associated with the impacts of its hydraulic fracturing operations on water, air, and local communities.

Consequently, proponents urge that investors vote FOR this proposal.

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13 BHP Hilton, “Case Study: Responsibly managing hydraulic fracturing” http://www.bhpbilliton.com/home/society/reports/Documents/2014/140912_ResponsiblyManagingHydraulicFracturingCaseStudy.pdf

APPENDIX: Evidence of growing calls from prominent government agencies and investor coalitions for companies to disclose practices for managing risks associated with hydraulic fracturing operations.

1.
The Department of Energy’s (DOE) Shale Gas Production Subcommittee recommended in 2011 that companies “adopt a more visible commitment to using quantitative measures (emphasis in the original) as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production.”14

2.
The International Energy Agency (IEA), in its 2012 report, Golden Rules for a Golden Age of Gas, declared “that full transparency, measuring and monitoring of environmental impacts and engagement with local communities are critical to addressing public concerns. IEA’s golden rules call for companies to:

o	“Establish baselines for key environmental indicators, such as groundwater quality, prior to commencing activity, with continued monitoring during operations.”
o	“Measure and disclose operational data on water use, on the volumes and characteristics of waste water …alongside full, mandatory disclosure of fracturing fluid additives and volumes.”15
3.
In 2011, a coalition of investors released Extracting the Facts: An Investor Guide to Disclosing Risks from Hydraulic Fracturing Operations, which serves as a framework for companies to improve disclosure to best serve investor needs.  It identifies 12 core management goals, best management practices, and key performance indicators on which investors require disclosure to adequately assess risk management practices. Extracting the Facts is supported by investors representing $1.3 trillion in AUM, from Europe, Australia, and North America.

4.
Building from Extracting the Facts, investors subsequently released a scorecard report in 2013, Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations, benchmarking companies engaged in hydraulic fracturing against investor expectations for disclosure of best practices and relevant risk management metrics. An updated version was released in 2014.

5.
In 2013, a “guidance note for financiers” was released under the auspices of “The Climate Principles: A Framework for the Finance Sector”. The guidance note, Shale Gas Exploration and Production: Key Issues and Responsible Business Practices, builds on Extracting the Facts in noting that successful operators will need “to be equipped with a combination of robust management frameworks and accountabilities, as well as strong operating practices”, and that “companies’ quantitative disclosure of their performance against KPIs will be fundamental to their credibility and to track progress.”16

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event.  Green Century Capital Management urges shareholders to vote for Item number 6 following the instruction provided on the management’s proxy mailing.

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14 Secretary of Energy Advisory Board Shale Gas Production Subcommittee Second Ninety Day Report (2011) http://energy.gov/sites/prod/files/90day_Report_Second_11.18.11.pdf, page 9
15 http://www.worldenergyoutlook.org/media/weowebsite/2012/goldenrules/weo2012_goldenrulesreport.pdf, page 11
16 http://iehn.org/documents/CPFIShaleGasGuidanceNoteApril2013.pdf